EXHIBIT 99.1

Osisko Gold Closes Previously Announced US$30 million Strategic Equity Investment by Trafigura

TORONTO, Oct. 09, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce the closing of its previously announced equity investment by Urion Investments Holdings Limited ("Urion"), an affiliate of Trafigura Canada Limited, as disclosed in the news release of the Company dated September 14, 2026 entitled "Osisko Gold Announces Formal Construction Decision and Development Update for the Cariboo Gold Project" (the "Equity Investment"). Pursuant to the Equity Investment, the Company issued an aggregate of 9,554,141 common shares of the Company (each, a "Common Share") to Urion at a price of US$3.14 per Common Share, representing a 10% premium to the five-day volume weighted average price of the Common Shares on the TSX Venture Exchange prior to signing, for gross proceeds of approximately US$30 million. Negotiations toward a definitive agreement for a potential prepayment facility of up to US$120 million remain ongoing.

As part of the Equity Investment, Urion has entered into a voting support agreement with the Company (the "Voting Support Agreement"), pursuant to which Urion has agreed to vote its Common Shares in accordance with the recommendations of the board of directors or management of the Company, subject to certain exceptions. The Voting Support Agreement also contains customary standstill and lock-up provisions restricting Urion's ability to acquire additional Common Shares or dispose of its Common Shares for specified periods.

The Company intends to use the net proceeds of the Equity Investment towards the development of the Cariboo Gold Project. The Common Shares issued under the Equity Investment will be subject to a hold period expiring four months and one day from the date of issue pursuant to applicable Canadian securities laws. The Equity Investment remains subject to final acceptance by the TSX Venture Exchange. No finder's fees or commissions were payable in connection with the Equity Investment. After completion of the Equity Investment, the Company is expected to have 315,809,214 Common Shares issued and outstanding, of which Urion will hold approximately 3.0% on a non-diluted basis.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful absent registration under the U.S. Securities Act of 1933, or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a North American gold development company focused on past-producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, currently under construction in central British Columbia, Canada. The Project is situated within the Company's broader Cariboo regional land package, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, “forward-looking statements”). Such forward-looking statements, by their nature, require Osisko Gold to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “potential”, “propose”, “project”, “outlook”, “foresee”, “continue”, “objective”, “strategy”, variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection. Forward-looking statements in this news release include, but are not limited to, statements pertaining to the Company’s anticipated use of proceeds from the Equity Investment; final acceptance of the Equity Investment by the TSX Venture Exchange; the terms and effect of the Voting Support Agreement; the Company's ability to successfully negotiate and execute on a prepayment facility on commercially acceptable terms; the ability to advance the Cariboo Gold Project through construction on the anticipated timeline and within the estimated budget and its status as being fully permitted; the Company's objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties. Osisko Gold considers its assumptions to be reasonable based on information currently available but cautions the reader that its assumptions regarding future events, many of which are beyond the control of Osisko Gold, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Gold and its business. Such risks and uncertainties include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; risks associated with the development and construction of the Cariboo Gold Project; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company’s ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company’s properties; the absence of unforeseen ground conditions or other geological challenges; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management’s geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; the availability of necessary equipment, supplies and infrastructure; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company’s most recent financial statements and management’s discussion and analysis and other public filings filed under Osisko Gold’s issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC’s EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.